DASZKALBOLTON
accountants & advisors

BG Strategic Advisors, LLC

Financial Statements

December 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/15_____ AND ENDING _____12./3/15_____ .
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Strategic Advisors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach	**Florida**	**33401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon   **(561) 932-1600**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP

(Name – if individual state last, first, middle name)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Benjamin Gordon_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___BG Strategic Advisors, LLC_____, as
of ___December 31_____, 20 __15__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Signature

Known personally to me
President
_____
Title

_Karen Fischer_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") as of December 31, 2015, and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 2, 2016

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

BG Strategic Advisors, LLC
Statement of Financial Condition
December 31, 2015

<p align="center">ASSETS</p>

Current assets:		
Cash and cash equivalents	$	614,850
Accounts receivable, net		3,085
Prepaid expenses		17,871
Total current assets		635,806
Property and equipment, net		-
Deposits		4,000
Total assets	$	639,806

<p align="center">LIABILITIES AND MEMBER'S EQUITY</p>

Current liabilities:		
Accounts payable	$	10,521
Accrued expenses		24,956
Deferred revenue		389,863
Total current liabilities		425,340
Member's equity		214,466
Total liabilities and member's equity	$	639,806

BG Strategic Advisors, LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2015

Revenues:		
Consulting income	$	193,021
Success fees		30,000
Conference income		406,688
		629,709
Operating expenses:		
Conference and marketing		258,640
Insurance		5,792
Employee ancillary expenses		36,300
Professional fees		175,017
Rent and utilities		21,429
Travel and entertainment		47,700
Salaries and wages		845,943
General and administrative		125,975
Bad debt expense		26,997
Regulatory expenses		6,212
Total operating expenses		1,550,005
Operating loss		(920,296)
Other income (expense):		
Recovery of bad debt		1,683
Other income		76,620
Tax exempt dividends		157
Taxes		(950)
Depreciation		(6,341)
Total other (expense)		71,169
Net loss		(849,127)
Member's equity, beginning of the year		319,638
Capital contributions		755,000
Capital distributions		(11,045)
Member's equity, end of the year	$	214,466

BG Strategic Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(849,127)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Depreciation expense		6,341
Allowance for doubtful accounts		26,997
Decrease in:		
Accounts receivable		17,127
Prepaid expenses		2,080
Deposits		8,500
(Decrease) increase in:		
Accounts payable		(17,743)
Accrued expenses		(113,172)
Deferred revenue		69,452
Net cash used in operating activities		(849,545)
Cash flows from investing activities		-
Cash flows from financing activities:		
Net payments made on behalf of related parties		(3,715)
Capital contribution		755,000
Net cash provided by financing activities		751,285
Net decrease in cash and cash equivalents		(98,260)
Cash and cash equivalents, beginning of year		713,110
Cash and cash equivalents, end of year	$	614,850
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	950
Schedule of non-cash financing transactions:		
Non-cash distributions	$	11,045

See accompanying notes to financial statements.

Note 1 – Description of Business

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Note 2 – Summary of Significant Accounting Policies, continued

Accounts Receivable

The Company invoices for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are not presented net of an allowance for doubtful accounts, as management believes that all outstanding amounts at December 31, 2015 are fully collectible.

Property and Equipment

The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets.

Date of Management Review

Management evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 2, 2016, the date at which the financial statements were available to be issued.

Note 3 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 3 – Fair Value of Financial Instruments, continued

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalents include money market securities. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

Note 4 – Property & Equipment

Property and equipment is fully depreciated and consist of the following at December 31, 2015:

Office equipment	$	26,979
Furniture and fixtures		1,711
Vehicles		105,193
Property and equipment		133,883
Less: accumulated depreciation		(133,883)
Property and equipment, net	$	-

Depreciation expense was $6,341 for the year ended December 31, 2015.

Note 5 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer." Under the rule amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2015, amounts in excess of FDIC and SIPC insured limits were $120,482.

Note 6 – Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income for the year ended December 31, 2015.

Note 7 – Related Party Transactions

During 2015, the Company incurred costs of $65,828 on behalf of Cambridge Capital, an entity owned by the Managing Member. Cambridge Capital has made cash reimbursements to the Company in the amount of $65,828 during 2015.

During 2015, the Company incurred costs of $2,339 on behalf of BGSA II, LLC, an entity owned by the Managing Member. BGSA II, LLC has made cash reimbursements to the Company in the amount of $2,339 during 2015.

During 2015, the Company incurred costs of $17,045 on behalf of BGSA, Inc., its parent company. On June 6, 2014, BGSA Inc, the parent, purchased the office suite and a gratis rent agreement was set up for $500 per month. The gratis rent expensed in 2015 was $6,000 and applied as an offset to the costs incurred on behalf of BGSA, Inc. The related party receivable, in the net amount of $11,045, due to the Company from BGSA, Inc. was settled through a non-cash distribution to the Managing Member.

Note 8 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Inc. adopted a non-standardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's contributions during the year ended December 31, 2015 was $24,956.

Note 9 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2015 is summarized below:

Shares granted and outstanding at January 1, 2015	2,100,000
Granted during the year	-
Forfeited during the year	(200,000)
Shares granted and outstanding at December 31, 2015	1,900,000

Of the 1,900,000 shares outstanding, 1,850,000 shares were vested at December 31, 2015.

Note 10 – Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

During 2015, the Company was awarded $76,620 in bankruptcy court for services previously provided to a former client. This awarded amount was recognized as Other Income in the Statement of Operations and Member's Equity.

The Company has granted bonuses in the amounts approximately of $95,833 in the aggregate pursuant to its Long Term Incentive and Compensation Plan, the payments of which are contingent upon the occurrence of future events during 2016 and 2018. During 2015, the Company paid a previously deferred bonus in the amount $50,000 upon the satisfaction of certain conditions.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2015.

At December 31, 2015, the Company had net capital of $177,213, which was $148,898 in excess of the required net capital of $28,315. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.40 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BG Strategic Advisors, LLC
Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Net capital:		
Total member's equity	$	214,466
Addition and/or credits:		
Non-refundable deferred revenues		-
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		3,085
Property and equipment, net		-
Prepaid expenses		17,871
Deposits		4,000
Related parties receivable		-
Total non-allowable assets		24,956
Other deductions and/or charges		-
Total deductions and/or charges		24,956
Net capital before haircuts on securities positions		189,510
Haircuts on securities		12,297
Net capital	$	177,213
Minimum net capital required - 6 2/3% of aggregate indebtness included in the		
Statement of Financial Condition or $5,000, whichever is greater		28,315
Excess net capital		148,898
Aggregate indebtedness:		
Aggregate indebtedness as included in the		
Statement of Financial Condition		425,340
Less: non-refundable deferred revenues		615
Aggregate indebtedness		424,725
Ratio of aggregate indebtedness to net capital		239.67%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5)		
as of December 31, 2015		
Net capital, as reported in Company's Part II		177.213
Audit adjustments		-
Net capital, per December 31, 2015 audited report, as filed	$	177,213

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2015 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

BG Strategic Advisors, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DASZKALBOLTON
accountants & advisors

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BG Strategic Advisors, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. BG Strategic Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 2, 2016

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065677 FINRA DEC
BG STRATEGIC ADVISORS, LLC 15*15
525 S FLAGLER DR STE 200
WEST PALM BEACH FL 33401-5932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Fischer 561-483-6335

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 753.70
B. Less payment made with SIPC-6 filed (exclude interest) July 26, 2015 (Date Paid)		(565.07)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 188.63
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 188.63	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BG Strategic Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 5th day of February, 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 01, 2015 and ending December 31, 2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $708,169

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 708,169

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Conference revenue — 406,688

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — ______

2d. SIPC Net Operating Revenues — $301,481

2e. General Assessment @ .0025 — $753.70

(to page 1, line 2.A.)

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2015

BG StrategicAdvisors, LLC. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Benjamin Gordon
President



DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) BG Strategic Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Strategic Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) (the "exemption provisions") and (2) BG Strategic Advisors, LLC stated that BG Strategic Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BG Strategic Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BG Strategic Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkal Bolton LLP

Boca Raton, Florida
February 2, 2016

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